Prospectus Supplement No. 11 (to Prospectus dated March 25, 2014)	Filed Pursuant to 424(b)(3) Registration No. 333-194512

4,000,000 Shares

Common Stock

This prospectus supplement updates and should be read in conjunction with the prospectus dated March 25, 2014 (the “Prospectus”) relating to the resale or other disposition, from time to time, by the selling stockholders identified in the Prospectus under the caption “Selling Stockholders,” of up to 4,000,000 shares of our common stock, par value $0.001 per share. We are not selling any shares of our common stock under the Prospectus and will not receive any proceeds from the sale or other disposition of shares by the selling stockholders. The selling stockholders will bear all commissions and discounts, if any, attributable to the sale or other disposition of the shares. We will bear all costs, expenses and fees in connection with the registration of the shares. To the extent that there is any conflict between the information contained herein and the information contained in the Prospectus, the information contained herein supersedes and replaces such information.

Current Report

This prospectus supplement incorporates into our Prospectus the information contained in our attached current report on Form 8-K that we filed with the Securities and Exchange Commission on November 5, 2014 (the “Form 8-K”). The Form 8-K, as filed is set forth below.

The information contained in this Prospectus Supplement No. 11 supplements and supersedes, in relevant part, the information contained in the Prospectus, as amended and supplemented to date. This Prospectus Supplement No. 11 is incorporated by reference into, and should be read in conjunction with, the Prospectus, as amended and supplemented to date, and is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, as amended and supplemented to date.

The Prospectus, together with Prospectus Supplement Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10 and this Prospectus Supplement No. 11, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the securities as set forth in the Prospectus, as amended and supplemented. All references in the Prospectus to “this prospectus” are amended to read “this prospectus (as supplemented and amended to date).”

Our common stock trades on The NASDAQ Capital Market under the symbol “RGDO.” The last reported sale price of our common stock on November 4, 2014 was $1.04 per share. You are urged to obtain current market quotations for the common stock.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 5 of the Prospectus and the Risk Factors identified in our Quarterly Report for the three months ending June 30, 2014 for a discussion of information that should be considered before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 5, 2014.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 31, 2014

REGADO BIOSCIENCES, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-35953	03-0422069
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

106 Allen Road, 4th Floor, Basking Ridge, New Jersey	07920
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (908) 580-2100

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02	Results of Operations and Financial Condition.

On November 5, 2014, Regado Biosciences, Inc. issued a press release announcing, among other things, financial results for the fiscal quarter ended September 30, 2014. A copy of the press release is furnished herewith as Exhibit 99.1.

The information in this Item 2.02 of Form 8-K and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities under that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 31, 2014, Steven L. Zelenkofske notified Regado Biosciences, Inc., or the Company, that he was resigning as the Company’s Senior Vice President, Clinical and Medical Affairs and Chief Medical Officer, effective November 7, 2014, and the Company currently anticipates that, from such date until December 31, 2014, Dr. Zelenkofske will provide consulting services to the Company.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect management’s current expectations, as of the date of this report, and involve certain risks and uncertainties. Forward-looking statements include statements herein with respect to management transition matters. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Factors that could cause future results to materially differ from those projected in forward-looking statements include the actual success of the management transition matters described above, as well as the “Risk Factors” described in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2014, and in the Company’s other periodic filings with the SEC. All forward-looking statements are expressly qualified in their entirety by this cautionary notice. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this report. The Company has no obligation, and expressly disclaim any obligation, to update, revise or correct any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release issued by Regado Biosciences, Inc., dated November 5, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REGADO BIOSCIENCES, INC.

By:	/s/ R. Don Elsey
Name:	R. Don Elsey
Title:	Senior Vice President, Finance and Chief Financial Officer

Date: November 5, 2014

INDEX OF EXHIBITS

Exhibit No.	Description

99.1	Press Release issued by Regado Biosciences, Inc., dated November 5, 2014.

Exhibit 99.1

Regado Biosciences Announces Third Quarter 2014 Financial Results and Provides Corporate Update

Conference Call and Webcast, November 6, 2014, at 8:30 a.m. EST

Basking Ridge, N.J. – November 5, 2014 — Regado Biosciences, Inc. (Nasdaq: RGDO), today announced its third quarter 2014 financial results. A conference call and webcast to discuss the results will be held tomorrow, November 6, 2014, at 8:30 a.m. EST.

THIRD QUARTER 2014 FINANCIAL SUMMARY

Cash and cash equivalents at September 30, 2014, totaled $61.8 million compared to $30.8 million at December 31, 2013. Regado’s net loss for the quarter ended September 30, 2014, was $21.1 million, or a net loss of $.59 per share, as compared to a net loss of $11.4 million, or a net loss of $1.43 per share, for the corresponding period in 2013 on both a basic and fully diluted basis.

Research and development expenses for the third quarter of 2014 were $17.7 million, compared to $9.6 million for the corresponding period in 2013. The increase in research and development expenses was primarily driven by the REGULATE-PCI clinical trial, which began in the third quarter of 2013. The clinical trial expenses for the quarter included site trial activities, data collection, Data and Safety Monitoring Board (DSMB) support and initial trial shutdown expenses. The increase also includes $0.7 million of restructuring charges associated with the reduction in force that was announced September 24, 2014. A write-down of clinical assets totaling $8.9 million is included in the third quarter 2014 results. The company has terminated the REGULATE-PCI trial and is in the process of closing down all associated activities.

General and administrative expenses for the third quarter of 2014 were $3.2 million, compared to $1.6 million for the corresponding period in 2013. The increase in general and administrative expenses included $1.1 million of restructuring charges associated with the reduction in force.

Corporate Updates

•

REGULATE-PCI – On August 25, 2014, the Company announced the permanent termination of enrollment in its REGULATE-PCI Phase 3 trial for its lead program, Revolixys™ Kit. The decision was made based on a recommendation from the trial’s DSMB following their analysis of the data from the first approximately 3,250 patients enrolled in what was intended to be a 13,200-patient trial comparing the safety and efficacy of Revolixys Kit with bivalirudin.

•	Restructuring – On September 24, 2014, the Company announced a workforce reduction that commenced during the third quarter of 2014 and will be completed in the fourth quarter of 2014. This restructuring is associated with the termination of the REGULATE-PCI trial.

•	Engagement of Bankers – The Company announced the engagement of MTS Health Partners and Cowen & Co. to serve as strategic advisors in helping to identify strategic alternatives to maximize shareholder value.

•	Change in Executive Management – On October 10, 2014, the Company announced the appointment of Michael A. Metzger, president of Regado, to the additional post of chief executive officer and as a member of the Board of Directors. Mr. Metzger previously served as president and chief operating officer of Regado. He replaces David J. Mazzo, Ph.D., who resigned from the Company.

CONFERENCE CALL INFORMATION

Interested participants and investors may access the conference call by dialing (888) 347-1165 for domestic callers or (412) 902-4276 for international callers. The conference call will be webcast live under the investor relations section of the Regado website at www.regadobio.com and will be archived there for 60 days following the call.

ABOUT REGADO BIOSCIENCES

Regado Biosciences, Inc., is a development stage biotechnology company whose mission is to transform lives through the discovery and development of novel therapeutics. Regado applies its expertise to the development of therapies using actively controlled aptamer technology, which is designed to give physicians the ability to control the therapeutic effect in real time. More information can be found at www.regadobio.com.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect management’s current expectations, as of the date of this press release, and involve certain risks and uncertainties. Forward-looking statements include statements herein with respect to financial projections and estimates and their underlying assumptions, future performance, the timing and amount of termination costs incurred in connection with our workforce reduction plan, the timing and amount of any decrease in annualized cash expenditures as a result of our workforce reduction plan, the timing for completion of the final closure of the REGULATE-PCI trial and outcome of the analysis of the unblinded database and the results of our ongoing efforts to identify and evaluate strategic business alternatives. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors.

106 Allen Road	Basking Ridge, NJ 07920	www.regadobio.com

Factors that could cause future results to materially differ from those projected in forward-looking statements include the timing and costs associated with our workforce reduction plan, the actual timing and costs associated with the final closure of the REGULATE-PCI trial, the timing and outcome of our unblinded database analysis and the outcome of our due diligence activities associated with exploring business strategic alternatives, as well as the “Risk Factors” described in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2014, and in the Company’s other periodic filings with the SEC. All forward-looking statements are expressly qualified in their entirety by this cautionary notice. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this release. The Company has no obligation, and expressly disclaims any obligation, to update, revise or correct any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:

Don Elsey, CFO

Regado Biosciences, Inc.

908-580-2113

delsey@regadobio.com

Media Contacts:

David Schull or Lena Evans

Russo Partners

212-845-4271

212-845-4262

david.schull@russopartnersllc.com

lena.evans@russopartnersllc.com

106 Allen Road	Basking Ridge, NJ 07920	www.regadobio.com

Regado Biosciences, Inc.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	September 30, 2014 (Unaudited)	December 31, 2013
Assets
Current assets:
Cash and cash equivalents	$60,680	$30,688
Restricted cash	1,082	82
Prepaid expenses	1,247	2,147
Other assets	5,517	6,211

Total current assets	68,526	39,128

Property and equipment, net	316	108
Intangible assets, net	1,350	1,823
Other non-current assets	—	4,694

Total assets	$70,192	$45,753

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$4,105	$1,557
Accrued expenses	8,259	5,524
Warrant liability	1	19
Current portion of long-term debt	4,089	2,000

Total current liabilities	16,454	9,100
Long-term debt	—	2,452

Total liabilities	16,454	11,552

Commitments and contingencies
Stockholders’ equity:
Series F convertible preferred stock; stated value of $1,000, 1,000,000 shares authorized, 10,000 and 0 shares issued and outstanding at September 30, 2014 and December 31, 2013, respectively	24,832	—
Common stock, $0.001 par value; 500,000,000 shares authorized; 33,609,212 and 21,310,614 shares issued and outstanding at September 30, 2014 and December 31, 2013, respectively	34	21
Additional paid-in-capital	232,190	179,159
Accumulated Deficit	(203,318)	(144,979)

Total stockholders’ equity	53,738	34,201

Total liabilities and stockholders’ equity	$70,192	$45,753

106 Allen Road	Basking Ridge, NJ 07920	www.regadobio.com

Regado Biosciences, Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

(In thousands, except share and per share data)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2014	2013	2014	2013

Total revenue	$—	$—	$—	$—

Operating expenses:
Research and development	(17,709)	(9,597)	(49,330)	(15,594)
General and administrative	(3,249)	(1,614)	(8,635)	(4,240)

Total operating expenses	(20,958)	(11,211)	(57,965)	(19,834)

Loss from operations	(20,958)	(11,211)	(57,965)	(19,834)

Other (expense) income:

Interest income	34	2	84	71
Interest expense	(136)	(146)	(458)	(545)
Other income (expense)	—	(60)	—	—

Total other expense	(102)	(204)	(374)	(474)

Net loss	$(21,060)	$(11,415)	$(58,339)	$(20,308)

Deemed dividend related to beneficial conversion feature of Series F convertible preferred stock	—	—	(14,840)	—
Net loss attributable to stockholders	(21,060)	(11,415)	(73,179)	(20,308)
Net loss attributable to preferred stockholders	1,183	—	3,329	—
Net loss attributable to common stockholders- basic and diluted	$(19,877)	$(11,415)	$(69,850)	$(20,308)
Comprehensive loss applicable to all stockholders	(21,060)	(11,415)	(73,179)	(20,308)

Loss per share - basic and diluted	$(0.59)	$(1.43)	$(2.35)	$(7.18)

Weighted-average common shares - basic and diluted	33,609,212	8,005,142	29,664,548	2,828,757

106 Allen Road	Basking Ridge, NJ 07920	www.regadobio.com

Regado Biosciences, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

	For the Nine Months Ended September 30,
	2014	2013
Cash flows used in operating activities:
Net loss	$(58,339)	$(20,308)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	86	41
Amortization of patents and licenses	114	75
Impairment of patents	748	10
Impairment of clinical trial supplies	8,190	—
Impairment of prepaid expenses	465	—
Accrued final bank fee	65	33
Amortization of debt discount	72	37
Amortization of debt issuance costs	8	100
Change in fair value of warrant liability	(18)	(56)
Stock-based compensation	1,641	346
Loss on disposal of property and equipment	15	—
Other	—	64
Changes in operating assets and liabilities:
Prepaid expenses	435	(4,832)
Other assets	(7,496)	(244)
Other non-current assets	4,686	(1,855)
Accounts payable	2,548	221
Accrued expenses	2,735	4,242

Net cash used in operating activities	(44,045)	(22,126)

Cash flows used in investing activities:
Change in restricted cash	(1,000)	—
Purchase of property and equipment	(309)	(77)
Patent and license acquisition costs	(389)	(415)
Proceeds received from sale of patents	—	100

Net cash used in investing activities	(1,698)	(392)

Cash flows from financing activities:
Proceeds from borrowings on bank loan	—	4,500
Repayment of borrowings on bank loan	(500)	(4,500)
Payment of bank origination fee	—	(85)
Payment of debt issuance costs	—	(57)
Proceeds from issuance of common stock, net of underwriting discounts and fees	76,723	43,418
Payment of offering costs	(541)	(2,231)
Proceeds from sale of preferred stock, net of issuance costs	—	10,163
Proceeds from issuance of common stock from exercise of options and warrants	53	—
Proceeds from exercise of warrants	—	2

Net cash provided by financing activities	75,735	51,210

Net increase in cash and cash equivalents	$29,992	$28,692
Cash and cash equivalents, beginning of period	30,688	14,764

Cash and cash equivalents, end of period	$60,680	$43,456

Supplemental disclosures of cash flow information:
Cash paid for interest	$248	$465
Supplemental disclosure of non-cash investing and financing activities:
Exchange of common stock for convertible preferred stock, net of issuance costs	$24,832	$—
Fair value of Series F Preferred Stock beneficial conversion feature	$14,840	$—
Accretion of deemed dividend on Series F Convertible Preferred Stock	$(14,840)	$—
Stock issued for cash held in escrow	$—	$5,155

106 Allen Road	Basking Ridge, NJ 07920	www.regadobio.com